UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No.  2  )*
                                         -----


                               Bruno's, Inc.
- -------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                116881 20 2
        -----------------------------------------------------------
                               (CUSIP Number)

Paul E. Raether, KKR Associates, Crimson Associates, L.P., KKR Partners II,
                   L.P. c/o Kohlberg Kravis Roberts & Co.
          9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              August 18, 1995
        -----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                             PAGE 1 of 17 PAGES

                                SCHEDULE 13D


 CUSIP No. 116881 20 2                        Page   2   of      17      Pages
                                                   -----    ------------


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          CRIMSON ACQUISITION CORP.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*


  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Alabama
              7   SOLE VOTING POWER

                               0
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
                               0
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING                    0
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                               0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0

 14  TYPE OF REPORTING PERSON*

          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D


 CUSIP No. 116881 20 2                        Page   3   of      17      Pages
                                                   -----    ------------


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           AF, OO (see Item 3)
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
              7   SOLE VOTING POWER

                       30,833,333
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
                       30,833,333
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING            30,833,333
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                       30,833,333

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,833,333
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88.1

 14  TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D


 CUSIP No. 116881 20 2                        Page   4   of      17      Pages
                                                   -----    ------------


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          CRIMSON ASSOCIATES, L.P.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           AF, OO (see Item 3)
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                / /



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER

                       30,578,650
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
                       30,833,333
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING            30,578,650
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                       30,833,333

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,883,333
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88.1

 14  TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                SCHEDULE 13D


 CUSIP No. 116881 20 2                        Page   5   of      17      Pages
                                                   -----    ------------


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR PARTNERS II, L.P.
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /

                                                                     (b) / /


  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

           AF, OO (see Item 3)
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /



  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER

                          254,683
  NUMBER OF
              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY
                       30,833,333
   OWNED BY
              9   SOLE DISPOSITIVE POWER
    EACH

  REPORTING               254,683
   PERSON     10  SHARED DISPOSITIVE POWER
    WITH
                       30,833,333

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,833,333
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         / /


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          88.1

 14  TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                         Page 6 of 16 Pages



                      AMENDMENT NO. 2 TO SCHEDULE 13D

          The Statement on Schedule 13D, as previously amended (the

"Schedule 13D"), relating to the common stock, par value $.01 per share

(the "Issuer Common Stock"), of Bruno's, Inc., an Alabama corporation (the

"Issuer"), as previously filed by the Reporting Persons, consisting of

Crimson Associates, L.P. ("Crimson Associates", formerly BI Associates,

L.P.), Crimson Acquisition Corp. ("Newco") and KKR Associates ("KKR

Associates"), is hereby amended and supplemented with respect to the items set forth below, including the addition of KKR Partners II, L.P. ("KKR

Partners II", together with Crimson Associates, the "Partnerships") as a

Reporting Person for which this joint filing is being made.  Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

          This statement is being filed jointly by Newco, the Partnerships and KKR Associates (together, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.  As a result of the transactions more fully detailed in Item 4 herein, as amended, Newco was merged out of existence, ceased to be the beneficial owner of more than five percent of the Issuer Common Stock, and thus ceased to be a Reporting Person.

          The address of the principal business and office of each of the

Partnerships is 9 West 57th Street, New York, New York 10019.

          The sole general partner of each of the Partnerships is KKR

Associates.  KKR Associates is principally engaged in the business of investing through partnerships in industrial and other companies.  The

                                                         Page 7 of 16 Pages



address of the principal business and office of KKR Associates is 9 West

57th Street, New York, New York 10019.

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr.,

Michael T. Tokarz, Perry Golkin, Clifton S. Robbins,  Scott M. Stuart and

Edward A. Gilhuly are the general partners of KKR Associates.  Messrs.

Kravis, Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz,

Golkin, Robbins, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis Roberts & Co. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York

10019, and 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson, Fox, Greene and Gilhuly

is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

          During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2:  (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                         Page 8 of 16 Pages




Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The amount and sources of funds used in connection with the

Merger (as defined in Item 4) and related transactions consisted of (i)

borrowings of $485.1 million under a Senior Secured Credit Facility, with the institutions and on the terms set forth in Exhibit 8 attached hereto,

(ii) the issuance of $400.0 million aggregate principal amount of 10-1/2%

Senior Subordinated Notes due 2005, on the terms set forth in Exhibits 5, 6 and 7 attached hereto, (iii) the contribution of $250.0 million in equity by the Partnerships and (iv) the use by the Issuer of $20 million of cash on hand.  These amounts include funds for certain Merger-related expenses that are expected to be paid in the future.


Item 4.  Purpose of Transaction.
         ----------------------

          As previously reported in the Reporting Persons' Schedule 13D, on

April 20, 1995, Newco and the Issuer entered into an Agreement and Plan of

Merger (the "Merger Agreement"), which was amended as of May 18, 1995,

providing for the merger (the "Merger") of Newco with and into the Issuer,

whereupon the separate existence of Newco would cease and the Issuer would continue as the surviving corporation.

          The Merger and the transactions contemplated thereby were

consummated on August 18, 1995, at which time (A) Newco merged with and into the Issuer and (B) Crimson Associates and KKR Partners II acquired (i)

20,661,250 and 172,083 shares (collectively, the "Crimson Shares"),

respectively, of Issuer Common Stock and (ii) 9,917,400 and 82,600 warrants

(collectively, the "Warrants") to purchase up to an additional 9,917,400 and 82,600 shares, respectively,

                                                         Page 9 of 16 Pages



of Issuer Common Stock.  The Warrants are attached hereto as Exhibits 9 and

10.

          After giving effect to he Merger and the appointment following the Merger of William J. Bolton as Chief Executive Officer of the Issuer

and Chairman of the board of directors of the Issuer, the members of the board of directors of the Issuer included, in addition to Mr. Bolton, Henry

R. Kravis, George R. Roberts, Paul E. Raether, James H. Greene, Jr., Perry

Golkin, Nils P. Brous and Ronald G. Bruno.  The composition of the board of directors of the Issuer is subject to change from time to time, but affiliates of the Reporting Persons are expected to constitute at all times a majority of such board.

          As previously reported, in connection with the Merger Agreement,

(i) Newco and the Issuer were parties to a Stock Option Agreement dated as of April 20, 1995, as amended as of May 18, 1995 (the "Option Agreement")

and (ii) Newco and certain previously reported stockholders of the Issuer were parties to a Stockholders Agreement dated as of April 20, 1995 (the

"Stockholders Agreement").  Both the Option Agreement and the provisions of the Stockholders Agreement relating to the Issuer Common Stock expired according to their terms upon the consummation of the Merger on August 18,

1995.

          Concurrent with the Merger, (i) the articles of incorporation of the Issuer, as in effect immediately prior to the Merger, were amended so as to read in their entirety in the form set forth as Exhibit A to the

Merger Agreement (previously filed as an exhibit to the Schedule 13D) so that, among other things, the authorized capital stock of the Issuer was reduced from 200,000,000 shares of Issuer Common Stock to 60,000,000 shares of Issuer Common

                                                        Page 10 of 16 Pages



Stock and (ii) the by-laws of Newco as in effect at the Effective Time of the Merger became the by-laws of the Issuer.

          Following the Merger, the Issuer Common Stock was delisted from the NASDAQ National Market System.

          The preceding summary of certain provisions of and Exhibits to the Merger Agreement, as amended, the Option Agreement, as amended, and the

Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which have previously been filed as exhibits to the Schedule 13D, and incorporated therein by reference.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b)    Pursuant to the Merger, Crimson Associates and KKR

Partners II acquired (i) 20,661,250 and 172,083 shares, respectively, of

Issuer Common Stock and (ii) the 9,917,400 and 82,600 Warrants (as defined above), respectively.

          Under the definition of "beneficial ownership" as set forth in

Rule 13d-3 under the Act, KKR Associates, Crimson Associates and KKR

Partners II may be deemed to beneficially own, as a group, the Crimson

Shares and the Warrants, constituting in the aggregate approximately 88.1%

of the outstanding shares of Issuer Common Stock, assuming, for purposes of calculating the foregoing percentage regarding the Issuer Common Stock,

that the Warrants had been exercised in full.

                                                        Page 11 of 16 Pages



Individually, Crimson Associates and KKR Partners II may be deemed under

Rule 13d-3 of the Act to own (i) 20,661,250 and 172,083 shares,

respectively, of Issuer Common Stock and (ii) Issuer Common Stock

underlying 9,917,400 and 82,600 Warrants, respectively, constituting 87.4%

and 0.7%, respectively, of the Issuer Common Stock outstanding following the Merger assuming, for purposes of calculating the foregoing percentages,

that the Warrants had been exercised in full.  The 20,833,333 shares of

Issuer Common Stock presently owned by the Partnerships constitute 83.3%

of the Issuer Common Stock Outstanding following the Merger.

          The Partnerships are limited partnerships, the sole general partner of which is KKR Associates, and therefore KKR Associates has the power to direct the voting of and disposition of any shares of Issuer

Common Stock deemed to be beneficially owned by the Partnerships and may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by either of the Partnerships.  Each of Messrs. Kravis,

Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz, Golkin,

Robbins, Stuart and Gilhuly, the general partners of KKR Associates, has shared power to vote or direct the vote, and to dispose of or direct the disposition of, any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates.  As a result, each of the general partners of KKR

Associates may be deemed to beneficially own any shares of Issuer Common

Stock that KKR Associates may be deemed to beneficially own.

          If either or both of the Partnerships were to exercise the

Warrants, such exercising Partnership(s) would have the sole power to vote and the sole power to dispose of all of the Issuer Common Stock underlying the Warrants owned by such Partnership, and as sole general partner of the

Partnerships, KKR Associates would have the sole power

                                                        Page 12 of 16 Pages



to direct the voting of and the disposition of all such Issuer Common Stock underlying the Warrants, in each case subject to the terms of each of the

Warrant Agreements.  In addition, the Warrants may be assigned to any designee.  Neither the filing of this Amendment No. 2 to the Reporting

Persons' Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the

Issuer Common Stock referred to in this paragraph for purposes of Section

13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          (c)  Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer

Common Stock.

          (d)  No person other than the Partnerships has the right to receive dividends from, or the proceeds from the sale of, the Crimson

Shares referred to in this Item 5.  The Partnerships or their designee(s),

if any, would have the sole right to receive dividends from, or the proceeds from the sale of, all shares that either Partnership would acquire upon the exercise of the Warrants.  To the best knowledge of the

Reporting Persons, no person, other than the Partnerships and their designee(s), if any, and the respective partners of the Partnerships and KKR

Associates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares which the

Partnership or their designee(s), if any, would acquire upon exercise of the

Warrants.  Until the Warrants are exercised, neither the Partnerships or their

                                                        Page 13 of 16 Pages



designee(s), if any, has a right to receive dividends from, or the proceeds from the sale of, any shares received upon exercise of the Warrants.

          (e)  Pursuant to the Merger, Newco was merged out of existence,

ceased to be the beneficial owner of more than five percent of the Issuer

Common Stock, and thus ceased to be a Reporting Person.


Item 6.   Contracts, Arrangements or Understandings
          with Respect to Securities of the Issuer.
          ----------------------------------------

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.  The Issuer has granted certain rights to the

Reporting Persons with respect to the registration under the Securities Act of 1933, as amended, of Issuer Common Stock and/or Warrants held by the

Reporting Persons or their transferees.  The Registration Rights Agreement relating to such rights is attached hereto as Exhibit 11.

                                                        Page 14 of 16 Pages



Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     1. Joint Filing Agreement, dated as of August 18, 1995, among KKR Associates, Crimson Associates, L.P., KKR Partners II, L.P. and Crimson Acquisition Corp. relating to the filing of a joint statement on Schedule 13D.

     5. Underwriting Agreement, dated as of August 10, 1995, among the Issuer and BT Securities Corporation, Chemical Securities Inc. and Salomon Brothers Inc.

     6. Indenture, dated as of August 18, 1995, between the Issuer and Marine Midland Bank, as Trustee.

     7. First Supplemental Indenture, dated as of August 18, 1995, between the Issuer and Marine Midland Bank, as Trustee, relating to the issuance and sale of $400,000,000 aggregate principal amount of 10-1/2% Senior Subordinated Notes due 2005.

     8. Credit Agreement, dated as of August 18, 1995, among the Issuer, the several lenders from time to time parties thereto and Chemical Bank, as Administrative Agent.

     9. Warrant, dated August 18, 1995, to purchase 9,917,400 shares of Common Stock of the Issuer.

     10. Warrant, dated August 18, 1995, to purchase 82,600 shares of Common Stock of the Issuer.

     11. Registration Rights Agreement, dated August 18, 1995, among Crimson Acquisition Corp., Crimson Associates, L.P. and KKR Partners II, L.P.

                                                        Page 15 of 16 Pages



                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                                   KKR ASSOCIATES


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner



                                   CRIMSON ASSOCIATES, L.P.
                                   By:  KKR Associates,
                                        General Partner


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner



                                   KKR PARTNERS II, L.P.
                                   By:  KKR Associates,
                                        General Partner


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title:  General Partner



                                   CRIMSON ACQUISITION CORP.


                                   By:/s/ Paul E. Raether
                                      -----------------------
                                      Name: Paul E. Raether
                                      Title: Chief Executive Officer






DATED:  August 22, 1995

                             INDEX TO EXHIBITS
                             -----------------



Exhibit Number Description of Exhibits
- -------------- -----------------------

     1. Joint Filing Agreement, dated as of August 18, 1995, among KKR Associates, Crimson Associates, L.P., KKR Partners II, L.P. and Crimson Acquisition Corp. relating to the filing of a joint statement on Schedule 13D.

     5. Underwriting Agreement, dated as of August 10, 1995, among the Issuer and BT Securities Corporation, Chemical
               Securities Inc. and Salomon Brothers Inc.

     6. Indenture, dated as of August 18, 1995, between the Issuer and Marine Midland Bank, as Trustee.

     7. First Supplemental Indenture, dated as of August 18, 1995, between the Issuer and Marine Midland Bank, as Trustee, relating to the issuance and sale of $400,000,000 aggregate principal amount of 10-1/2% Senior Subordinated Notes due 2005.

     8. Credit Agreement, dated as of August 18, 1995, among the Issuer, the several lenders from time to time parties thereto and Chemical Bank, as Administrative Agent.

     9. Warrant, dated August 18, 1995, to purchase 9,917,400 shares of Common Stock of the Issuer.

     10. Warrant, dated August 18, 1995, to purchase 82,600 shares of Common Stock of the Issuer.

     11. Registration Rights Agreement, dated August 18, 1995, among Crimson Acquisition Corp., Crimson Associates, L.P. and KKR Partners II, L.P.